EXHIBIT 12

                                   DEVON ENERGY CORPORATION
                       Computation of Ratio of Earnings to Fixed Charges
                                                                                                   Nine Months
                                                                                                   Ended
                                       Year Ended December 31,                                     September 30,
                        -------------------------------------------------------------------  ----------------------
                                                                                      Pro                     Pro
                                                                                      Forma                   Forma
                         1990     1991 <F1>        1992        1993        1994        1994        1995        1995
                         ----     ---------        ----        ----        ----       -----       -----       -----

Earnings (loss)    $4,055,622  (21,144,443)  19,485,817  25,960,772  21,356,711  20,118,000  17,748,755  16,673,000
before income
taxes and cumulative
effect of change in
accounting principle
per consolidated
statements of
operations

Add:

 Interest expense   1,956,120    2,208,782    2,644,063   3,421,742   5,438,911   8,525,911   5,214,241   7,450,241
 Estimated interest   182,924      177,165      153,384     162,518     173,923     173,923     144,368     144,368
 factor of operating
 lease payments

Earnings (loss),   $6,194,666  (18,758,496)  22,283,264  29,545,032  26,969,545  28,817,834  23,107,364  24,267,609
as adjusted (A)

Fixed charges:

 Interest costs     1,956,120    2,208,782    2,644,063   3,421,742   5,438,911   8,525,911   5,214,241   7,450,241
 incurred
 Estimated interest   182,924     177,165       153,384     162,518     173,923     173,923     144,368     144,368
 factor of operating
 lease payments

Total fixed        $2,139,044    2,385,947    2,797,447   3,584,260   5,612,834   8,699,834   5,358,609   7,594,609
charges (B)

Ratio of earnings        2.90        (7.86)        7.97        8.24        4.80        3.31        4.31        3.20
(loss) to fixed
charges (A/B)

Amount of fixed    $        -   21,144,443           -            -           -           -           -           -
charges in excess
of earnings (B-A)

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Earnings (loss),   $6,194,666  (18,758,496)  22,283,264   29,545,032  26,969,545  28,817,834  23,107,364  24,267,609
as adjusted, as
calculated above (A)

Combined fixed charges
and preferred stock
dividends:

 Preferred          2,324,363    2,269,412    1,702,481           -            -           -           -           -
 dividends

 Ratio of earnings        159%         141%         133%        135%         155%        154%         175%        184%
 (loss) before
 income taxes to
 net earnings (loss)

 Preferred          3,690,071    3,193,826    2,269,904           -            -           -            -           -
 dividend factor
 on a pretax basis

 Fixed charges as   2,139,044    2,385,947    2,797,447   3,584,260    5,612,834   8,699,834    5,358,609   7,594,609
 calculated above

Combined fixed     $5,829,115    5,579,773    5,067,351   3,584,260    5,612,834   8,699,834    5,358,609   7,594,609
charges and
preferred stock
dividends (C)

Ratio of earnings        1.06        (3.36)        4.40        8.24         4.80        3.31         4.31        3.20
to combined fixed
charges and preferred
dividends (A/C)

Amount of combined  $       -  $24,338,269            -          -             -            -           -           -
fixed charges and
preferred dividends
in excess of
earnings (C-A)

<F1> Loss before income taxes in 1991 includes a $25 million noncash reduction in the carrying value of oil and gas properties.